PROGUARD ACQUISITION CORP.
3040 E. Commercial Blvd.
Ft. Lauderdale, FL 33308
954-491-0704

August 9, 2005

Greg Belliston
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Telephone: (202) 824-5219

Re:	Acceleration of Effective Date
      Proguard Acquisition Corp.
      Registration on Form SB-2
      File No. 333-123910


Dear Mr. Belliston:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our registration statement on
Form SB-2.   We request an effective date of Friday, August 12, 2005 at
3:00 p.m. eastern time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the
filing;
-	the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Proguard Acquisition Corp.


By:   Frank R. Bauer
      -----------------------
      Frank R. Bauer, President